Exhibit 3.1

NOVATEL WIRELESS, INC.

CERTIFICATE OF DESIGNATIONS

OF

SERIES C CONVERTIBLE PREFERRED STOCK

(Pursuant to Section 151 of the General Corporation Law of the State of Delaware)

The undersigned, the Interim Chief Executive Officer of Novatel Wireless, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that, pursuant to authority vested in the Board of Directors of the Corporation (the “Board”) by Article IV of the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), the following resolutions were adopted on September 3, 2014 by the Board:

WHEREAS, the Certificate of Incorporation authorizes the issuance of 2,000,000 shares of preferred stock, $0.001 par value per share (the “Preferred Stock”), from time to time in one or more series; and

WHEREAS, the Certificate of Incorporation authorizes the Board, by filing a certificate with the State of Delaware and within the limitations and restrictions stated in the Certificate of Incorporation, to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and the number of shares constituting any such series and the designation thereof.

NOW THEREFORE, BE IT RESOLVED, that the Board, pursuant to authority expressly vested in it by the provisions of the Certificate of Incorporation, hereby authorizes the issuance of a series of Preferred Stock designated as the Series C Convertible Preferred Stock, par value $0.001 per share, of the Corporation and hereby fixes the designation, number of shares, powers, preferences, rights, qualifications, limitations and restrictions thereof (in addition to any provisions set forth in the Certificate of Incorporation which are applicable to the Preferred Stock of all classes and series) as follows:

SERIES C CONVERTIBLE PREFERRED STOCK

1. Designation, Amount and Par Value. The following series of Preferred Stock shall be designated as the Corporation’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”), and the number of shares so designated shall be 87,196. Each share of Series C Preferred Stock shall have a par value of $0.001 per share. The “Stated Value” for each share of Series C Preferred Stock equals $17.50 (as adjusted for stock dividends, stock splits, stock combinations or other similar events).

2. Certain Definitions. As used in this Certificate of Designations of Series C Convertible Preferred Stock (this “Certification of Designation”), the following terms shall have the respective meanings set forth below:

“Business Day” means any day, other than a Saturday, Sunday or other day, on which banks in the City of New York are authorized or required by law or executive order to remain closed.

“Common Stock” means the common stock, par value $0.001 per share, of the Corporation, including the stock into which the Series C Preferred Stock is convertible, and any securities into which the Common Stock may be reclassified.

“Conversion Price” means $1.75, subject to adjustment as provided herein.

“Conversion Rate” means, as of any date, the rate determined by dividing the Stated Value by the Conversion Price in effect on such date.

“Conversion Shares” means the shares of Common Stock into which the Series C Preferred Stock is convertible.

“Convertible Securities” means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for shares of Common Stock.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“Fair Market Value” shall mean the amount which a willing buyer, under no compulsion to buy, would pay a willing seller, under no compulsion to sell, in an arm’s length transaction.

“Fundamental Transaction” means the occurrence of any of the following in one or a series of related transactions: (i) an acquisition after the Original Issue Date by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) under the Exchange Act) of more than one-half of the voting rights or voting equity interests in the Corporation; (ii) a merger or consolidation of the Corporation or a sale of all or substantially all of the assets of the Corporation in one or a series of related transactions, unless following such transaction or series of transactions, the holders of the Corporation’s securities prior to the first such transaction continue to hold at least half of the voting rights or voting equity interests in the surviving entity or acquirer of such assets; (iii) a recapitalization, reorganization or other transaction involving the Corporation that constitutes or results in a transfer of more than one-half of the voting rights or voting equity interests in the Corporation; (iv) consummation of a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Exchange Act with respect to the Corporation; or (v) the completion of any tender offer or exchange offer (whether by the Corporation or another Person) pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property.

“Holder” or “Holders” means a holder or holders of Series C Preferred Stock.

“Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

“Original Issue Date” means September 8, 2014.

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

“Preferred Dividend Start Date” means December 31, 2014.

“Principal Market” means The NASDAQ Global Select Market.

“Proposals” means the proposals to be submitted to the stockholders of the Corporation at the Stockholders Meeting, for the purpose of seeking approval of the stockholders of the Corporation for the (i) increase in the total number of authorized shares of Common Stock to 100,000,000 shares and (ii) the issuance and sale of the securities pursuant to the Purchase Agreement (including the issuance of all shares of Common Stock issuable upon the full conversion of the Series C Preferred Stock issued pursuant to the Purchase Agreement and the full exercise of the related warrants) and any change of control that may be deemed to occur as a result of such issuance and sale pursuant to the applicable rules of the Principal Market.

“Purchase Agreement” means that certain purchase agreement, dated on or about September 3, 2014, by and among the Corporation and each of the investors party thereto, as it may be amended from time to time.

“Required Holders” means, as of any date, the holders of at least a majority of the Series C Preferred Stock outstanding as of such date.

“Stockholder Approval” means the approval of the Proposals by the stockholders of the Corporation at the Stockholders Meeting in accordance with applicable law, the Certificate of Incorporation, the bylaws of the Corporation and the applicable requirements of the Principal Market.

“Stockholders Meeting” means a meeting of the stockholders of the Corporation, for the purpose of voting on the Proposals.

3. Dividends.

(a) A Holder shall be entitled to receive any dividend declared and paid to holders of shares of Common Stock (excluding dividends of Common Stock and other dividends or distributions referred to in Section 6(b)) as if such Holder’s shares of Series C Preferred Stock had been converted into Common Stock pursuant to the calculation set forth in Section 5(a) upon the record date of such dividend.

(b) From and after the Preferred Dividend Start Date, each Holder, in preference and priority to the holders of all other classes or series of stock of the Corporation, shall be entitled to receive, out of assets legally available therefor and as declared by the Board or an authorized committee thereof, and the Corporation shall pay with respect to each share, or fraction of a share, of Series C Preferred Stock then outstanding and held by such Holder, dividends at the rate of twelve and one-half percent (12.5%) per annum of the Stated Value per whole share (or proportion thereof with respect to fractional shares) of Series C Preferred Stock (the “Series C Preferred Dividends”). The Series C Preferred Dividends shall be cumulative, shall accrue, whether or not declared and whether or not there are any profits, surplus or other funds or assets of the Corporation legally available therefor, and, at the Corporation’s option, on a quarter by quarter basis from the Preferred Dividend Start Date, shall either (i) be paid in cash quarterly in arrears on the last day of March, June, September and December in each year, commencing on March 31, 2015 or (ii) accrue until such time as the Corporation pays all such amounts in cash in full.

4. Liquidation. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a “Liquidation”), after the satisfaction in full of the debts of the Corporation, the payment of any accrued but unpaid Series C Preferred Dividends and the payment of any liquidation preference owed to the holders of shares of capital stock of the Corporation ranking senior to the Common Stock and Series C Preferred Stock upon Liquidation, the Holders shall participate (on an as-converted basis) pari passu with the holders of the Common Stock in the distribution of the net assets of the Corporation. Neither the consolidation nor merger of the Corporation into or with any other entity or entities nor the consolidation or merger of any entity or entities into the Corporation shall be deemed to be a liquidation, dissolution or winding-up of the Corporation within the meaning of this Section 4, but the sale, lease or conveyance of all or substantially all the Corporation’s assets shall be deemed a Liquidation within the meaning of this Section 4.

5. Approved Conversion.

(a) Prior to obtaining the Stockholder Approval, the Series C Preferred Stock shall not be convertible. Upon receipt of the Stockholder Approval, each share, or fraction of a share, of Series C Preferred Stock then outstanding shall automatically convert, without any action on the part of the Holder thereof and without payment of any additional consideration, into such number of fully paid and nonassessable whole shares of Common Stock as is obtained by multiplying such share, or fraction of a share, of Series C Preferred Stock by the Conversion Rate, subject to the adjustment envisioned by Section 5(c) below (the “Approved Conversion”). The Corporation shall provide prompt written notice to the Holders of the Approved Conversion. From and after the Approved Conversion, the Holders shall have the right to receive the shares of Common Stock to which they are entitled upon surrender of the certificate or certificates representing the shares or fractions of shares of Series C Preferred Stock so converted to the Corporation at its principal office (or such other office or agency as the Corporation may designate by notice in writing to the Holders). Upon such surrender, the Corporation shall pay or cause to be promptly paid to each such Holder in cash all accrued and unpaid Series C Preferred Dividends on such Holder’s Series C Preferred Stock existing as of the date of the Approved Conversion.

(b) Within five (5) Business Days after the delivery and surrender by a Holder of certificates representing shares and/or fractional shares of Series C Preferred Stock converted pursuant to the Approved Conversion (such date, the “Share Delivery Date”), the Corporation shall issue and deliver, or cause to be issued and delivered, to the Holder, registered in such name or names (with address(es) and tax identification number(s)) as such Holder may direct, subject to compliance with applicable laws to the extent such designation shall involve a transfer, a certificate or certificates for the number of whole shares of Common Stock issuable upon the conversion of such share or shares, or fraction thereof, of Series C Preferred Stock (or, as applicable, a credit to the Holder’s balance account with the Depository Trust Corporation for such number of shares of Common Stock to which the Holder is entitled upon such conversion).

(c) No fractional shares of Common Stock shall be issued upon conversion of the Series C Preferred Stock into Common Stock. In the event that a fractional share of Common Stock would be issued on conversion, the number of shares of Common Stock to be issued shall be rounded down to the nearest whole share; provided, however, that all fractional shares of Common Stock to be issued to a Holder upon the Approved Conversion shall be aggregated for purposes of the calculation contemplated in this Section 5(c).

6. Adjustment of Conversion Price and Number of Conversion Shares. The Conversion Price and the number of Conversion Shares shall be adjusted from time to time as follows:

(a) Voluntary Adjustment by the Corporation. The Corporation may at any time reduce the then current Conversion Price to any amount and for any period of time deemed appropriate by the Board.

(b) Adjustment upon Subdivision or Combination of Common Stock. If the Corporation, at any time while Series C Preferred Stock is outstanding, subdivides (by any stock split, stock dividend, recapitalization, reorganization, scheme, arrangement or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Conversion Shares will be proportionately increased (e.g., a 2:1 Common Stock split shall result in a decrease in the Conversion Price by one-half (1/2) and a doubling of the number of Conversion Shares, taking into account all prior adjustments made thereto under this Section 6(b)). If the Corporation at any time on or after the Original Issue Date combines (by any stock split, stock dividend, recapitalization, reorganization, scheme, arrangement or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased and the number of Conversion Shares will be proportionately decreased (e.g., a 1:2 Common Stock combination shall result in an increase in the Conversion Price by a multiple of 2 and a decrease of the number of Conversion Shares by one-half (1/2), taking into account all prior adjustments made thereto under this Section 6(b)). Any adjustment under this Section 6(b) shall become effective at the close of business on the date the subdivision or combination becomes effective.

7. Fundamental Transactions. Upon the consummation of any Fundamental Transaction that occurs while the Series C Preferred Stock is outstanding, (i) each Holder shall be paid in cash any accrued but unpaid Series C Preferred Dividends on such Holder’s Series C Preferred Stock and (ii) each share of Series C Preferred Stock shall be deemed to be automatically converted into its corresponding Conversion Shares, without any action on the part of the Holder thereof and without payment of any additional consideration, and the Holder thereof shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the “Alternate Consideration”). If the holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then each Holder shall be given the same choice as to the Alternate Consideration it receives upon automatic conversion of such Holder’s Series C Preferred Stock.

8. Notices. Upon any adjustment of the Conversion Price, then, and in each such case the Corporation shall give written notice thereof by first class mail, postage prepaid, addressed to each Holder at the address of such Holder as shown on the books of the Corporation, which notice shall state the Conversion Price and number of Conversion Shares resulting from such adjustment, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. In addition, in case at any time:

(a) there shall be a Fundamental Transaction; or

(b) there shall be a Liquidation;

then, in any one or more of said cases, the Corporation shall give, by first class mail, postage prepaid, addressed to each Holder at the address of such Holder as shown on the books of the Corporation, (i) at least fifteen (15) days prior written notice of the date on which the books of the Corporation shall close or a record shall be taken for determining rights to vote in respect of any such Fundamental Transaction or Liquidation, and (ii) at least fifteen (15) days prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause (ii) shall also specify the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon such Fundamental Transaction or Liquidation, as the case may be.

9. Stock to be Reserved. The Corporation will at all times, on and after it has obtained the Stockholder Approval, reserve and keep available out of its authorized but unissued Common Stock solely for the purpose of issuance upon the conversion of the Series C Preferred Stock as herein provided, such number of shares of Common Stock as shall then be issuable upon the conversion of all outstanding shares and fractions of shares of Series C Preferred Stock. All shares of Common Stock which shall be so issued shall be duly and validly issued and fully paid and nonassessable and free from all liens, duties and charges arising out of or by reason of the issue thereof (including, without limitation, in respect of taxes) and, without limiting the generality of the foregoing, the Corporation covenants that it will from time to time take all such action as may be requisite to assure that the par value per share of the Common Stock is at all times equal to or less than the effective Conversion Price. The Corporation will not take any action which results in any adjustment of the Conversion Price if after such action the total number of shares of Common Stock issued and outstanding and thereafter issuable upon exercise of all Options and conversion of Convertible Securities, including upon conversion of the Series C Preferred Stock, would exceed the total number of shares of such class of Common Stock then authorized by the Corporation’s Certificate of Incorporation.

10. Effect of Reacquisition of Shares Upon Redemption, Repurchase, Conversion or Otherwise. Shares of Series C Preferred Stock that have been issued and reacquired in any manner, whether by redemption, repurchase or otherwise or upon any conversion of shares of Series C Preferred Stock to Common Stock, shall thereupon be retired and shall have the status of authorized and unissued shares of Preferred Stock undesignated as to series, and may be redesignated as any series of Preferred Stock and reissued.

11. Closing of Books. The Corporation will at no time close its transfer books against the transfer of any Series C Preferred Stock or of any shares of Common Stock issued or issuable upon the conversion of any shares of Series C Preferred Stock in any manner which interferes with the timely conversion of such Series C Preferred Stock; provided, however, nothing herein shall be construed to prevent the Corporation from setting record dates for the holders of its securities.

12. Voting Rights.

(a) Except as required by law and as set forth below, the Holders shall not be entitled, in respect of their holdings of Series C Preferred Stock, to vote at any meeting of the stockholders of the Corporation for the election of directors to the Board or for any other purpose, to otherwise participate in any action taken by the Corporation or the stockholders thereof or to receive notice of any meeting of stockholders.

(b) So long as any Series C Preferred Stock remains outstanding, the Corporation will not, without the affirmative consent of the Required Holders, either in writing or at a meeting, (i) authorize or create, or increase the authorized or issued amount of, any class or series of stock ranking senior to or on parity with the Series C Preferred Stock with respect to the payment of dividends, or reclassify any authorized shares of the Corporation into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares or (ii) amend, alter or repeal the provisions of the Certificate of Incorporation, whether by merger, consolidation or otherwise, so as to adversely affect any right, preference, privilege or power of, or restriction provided for the benefit of, the Series C Preferred Stock; provided, however, that the foregoing voting provisions will not apply if, at or prior to the consummation of the action with respect to which such vote would otherwise be required, all outstanding Series C Preferred Stock will be converted or redeemed and all accrued but unpaid Series C Preferred Stock Dividends will be paid, or sufficient funds will be deposited in trust to effect such payment.

13. Redemption.

(a) From and after the date that is one (1) year after the Original Issue Date, the Corporation may redeem, in whole or in part, the Series C Preferred Stock at a price equal to (i) the product of (A) the number of shares or fraction of a share of Series C Preferred Stock to be redeemed from such Holder multiplied by (B) ten (10) times the Conversion Price then in effect, plus (ii) an amount equal to any accrued and unpaid dividends thereon through, but excluding, the Redemption Date (as defined below), whether or not declared (the “Redemption Price”). Any redemption effected pursuant to this Section 13(a) shall be made on a pro rata basis among the Holders in proportion to the number of shares of Series C Preferred Stock then held by them.

(b) In connection with any exercise of the Corporation’s redemption right under Section 13(a) on or before the date that is two (2) years after the Original Issue Date, the Holders will receive upon redemption, in addition to and concurrently with the Redemption Price, a payment (the “Make-Whole Payment”) for the Series C Preferred Stock being redeemed, in an amount equal to the aggregate amount of any Series C Preferred Dividends that would have been accrued and payable on such redeemed shares of Series C Preferred Stock from the Redemption Date through and including the date that is two (2) years after the Original Issue Date (determined as if such conversion did not occur). The Corporation may settle the Make-Whole Payment in cash or in shares of Common Stock, at the Corporation’s election.

(c) The Corporation shall provide written notice (the “Redemption Notice”) by first class mail postage prepaid, to each Holder of record (determined at the close of business on the Business Day immediately preceding the day on which the Redemption Notice is given) of the Series C Preferred Stock to be redeemed, at the address last shown on the records of the Corporation for each such Holder, notifying each such Holder of the redemption to be effected, specifying the number of shares to be redeemed from such Holder, specifying the date of redemption (the “Redemption Date”), the Redemption Price, any Make-Whole Payment, the place at which payment may be obtained and calling upon such Holder to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares to be redeemed; provided that the Redemption Date shall be not less than ten (10) Business Days from the date of the Redemption Notice. On or after the Redemption Date, each Holder to be redeemed shall surrender to the Corporation the certificate or certificates representing such shares, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price of such shares, and any Make-Whole Payment due thereon, shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be cancelled. In the event less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares.

(d) From and after the Redemption Date, unless there shall have been a default in payment of the Redemption Price or any Make-Whole Payment, all rights of the Holders of shares of Series C Preferred Stock designated for redemption in the Redemption Notice as Holders of such Series C Preferred Stock (except the right to receive the Redemption Price and any Make-Whole Payment without interest upon surrender of their certificate or certificates) shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever.

(e) If the funds of the Corporation legally available for redemption of shares of Series C Preferred Stock on any Redemption Date are insufficient to redeem the total number of shares of Series C Preferred Stock to be redeemed on such date, those funds which are legally available will be used to redeem the maximum possible number of such shares ratably among the Holders of such shares to be redeemed based upon their holdings of Series C Preferred Stock. The shares of Series C Preferred Stock not redeemed shall remain outstanding and the Holder(s) thereof shall remain entitled to all the rights and preferences provided herein with respect to such shares. At any time thereafter when additional funds of the Corporation are legally available for the redemption of shares of Series C Preferred Stock, such funds will immediately be used to redeem the balance of the shares which the Corporation has become obliged to redeem on any Redemption Date but which it has not redeemed.

14. No Waiver. Except as otherwise modified or provided for herein, the Holders shall be entitled to, and shall not be deemed to have waived, any applicable rights granted to holders of a corporation’s preferred stock under the General Corporation Law of the State of Delaware.

15. No Impairment. The Corporation will not, through any reorganization, transfer of assets, consolidation, merger scheme or arrangement, dissolution, issuance or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but will at all times in good faith assist in the carrying out of all the provisions herein and in the taking of all such actions as may be necessary or appropriate in order to protect the conversion rights granted hereunder of the Holders against impairment.

16. No Preemptive Rights. No Holder shall have any preemptive right to subscribe to any issue of the same or other capital stock of the Corporation.

17. Amendment; Waiver. Any term of the Series C Preferred Stock may be amended or waived (including the adjustment provisions included in Section 6 hereof) upon the written consent of the Corporation and the Required Holders; provided, however, that (i) except as set forth in Section 6 hereof, the number of Conversion Shares issuable hereunder and the Conversion Price may not be amended, and (ii) the right to convert the Series C Preferred Stock may not be altered or waived, without the written consent of each of the then current Holders.

18. Action by Holders. Any action or consent to be taken or given by the holders of the Series C Preferred Stock may be given either at a meeting of the Holders called and held for such purpose or by written consent.

19. Fractional Shares. Series C Preferred Stock may be issued in fractions of a share that shall entitle each Holder, in proportion to such Holder’s fractional shares, to receive dividends and to have the benefit of all other rights of Holders.

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IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designations of Series C Convertible Preferred Stock this 8th day of September, 2014.

NOVATEL WIRELESS, INC.

By:	/s/ Alex Mashinsky
Name:	Alex Mashinsky
Title:	Interim Chief Executive Officer

[SIGNATURE PAGE TO NOVATEL WIRELESS, INC. CERTIFICATE OF DESIGNATIONS,

PREFERENCES AND RIGHTS]